FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:                                  Name and Address of Company

Denison Mines Corp. (“Denison” or the “Company”)
1100 – 40 University Avenue
Toronto, ON M5J 1T1

Item 2:                                  Dates of Material Change

November 2, 2018

Item 3:                                  News Release

A news release announcing the material change was disseminated on November 2, 2018 through the facilities of CNW Group (Cision) and a copy has been filed under Denison’s profile on SEDAR.

Item 4:                                  Summary of Material Change

On November 2, 2018, Denison announced that it had entered into an agreement with Cantor Fitzgerald Canada Corporation (“Cantor”) as sole bookrunner and lead underwriter, on behalf of a syndicate of underwriters (together, the "Underwriters"), under which the Underwriters have agreed to purchase, on a "bought deal" private placement basis, 4,950,495 flow-through common shares (the "Flow-Through Shares") at a price of CAD$1.01 per share, for total gross proceeds of approximately CAD$5,000,000 (the "Offering").

Item 5:                                  Full Description of Material Change
5.1 Full Description of Material Change
On November 2, 2018, Denison announced that it had entered into an agreement with Cantor as sole bookrunner and lead underwriter, on behalf of a syndicate of Underwriters, under which the Underwriters have agreed to purchase, on a "bought deal" private placement basis, 4,950,495 Flow-Through Shares at a price of CAD$1.01 per share, for total gross proceeds of approximately CAD$5,000,000.

The Company has granted the Underwriters an option to increase the gross proceeds of the Offering by up to 10%, exercisable in whole or in part at any time up to two business days prior to the closing date. The Underwriters will seek to arrange for substituted purchasers for the Flow-Through Shares in one or more provinces of Canada.

The closing of the Offering is expected to occur on or about November 23, 2018 and is subject to the completion of formal documentation and receipt of regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE American. The Flow-Through Shares issued in connection with the Offering will be subject to a statutory hold period in accordance with applicable securities legislation.

The Company intends to use the gross proceeds from the sale of the Flow-Through Shares for "Canadian exploration expenses" (within the meaning of the Income Tax Act (Canada)), related to the Company's Canadian uranium mining exploration projects in Saskatchewan. The Company has also agreed to renounce such Canadian exploration expenses with an effective date of no later than December 31, 2018.

5.2 Disclosure of Restructuring Transactions
Not applicable.
Item 6:                                  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:

Not applicable.

Item 8:                                  Executive Officer

For further information, please contact David Cates, President & Chief Executive Officer, at (416) 979-1991 Ext. 362.

Item 9:                                  Date of Report

November 7, 2018

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this material change report constitutes "forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". In particular, this material change report contains forward-looking information pertaining to the Company's expectations regarding the proposed Offering, including the completion and use of proceeds thereof.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 27, 2018 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.
The forward-looking information contained in this material change report is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this material change report. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this material change report to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.
51113147.1